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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jazz Technologies Inc. (formerly Acquicor Technology Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47214E102

(CUSIP Number)

Gilbert F. Amelio
4321 Jamboree Road
Newport Beach, CA 92660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47214E102

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Acquicor Management LLC 20-3318905
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,838,468[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,838,468[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,468[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.7%[2]
14.	Type of Reporting Person (See Instructions) OO

1 Includes 416,666 shares of common stock issuable upon the exercise of warrants expected to become exercisable within 60 days from the date of this filing.
2 Percentage is calculated under applicable SEC regulations based on 26,915,218 shares of common stock outstanding as reported in Issuer’s Form 8-K filed on February 16, 2007.

CUSIP No. 47214E102

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Gilbert F. Amelio
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,838,468[3] *
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,838,468[3]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,468[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.7%[4]
14.	Type of Reporting Person (See Instructions) IN

3 Includes 416,666 shares of common stock issuable upon the exercise of warrants expected to become exercisable within 60 days from the date of this filing.
4 Percentage is calculated under applicable SEC regulations based on 26,915,218 shares of common stock outstanding as reported in Issuer’s Form 8-K filed on February 16, 2007.
* Represents shares held by Acquicor Management LLC of which the reporting person is the sole manager and has sole voting and dispositive power over the shares. Dr. Amelio disclaims beneficial ownership of the shares held by Acquicor Management LLC except to the extent of his pecuniary interest therein.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Jazz Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 4321 Jamboree Road, Newport Beach, CA 92660.

Item 2. Identity and Background

This Statement is being filed by Acquicor Management LLC (“AQR Management”) and Dr. Gilbert F. Amelio. Dr. Amelio is the sole manager of AQR Management and serves as Chairman and Chief Executive Officer of the Issuer. The business address for AQR Management and Dr. Amelio is 4321 Jamboree Road, Newport Beach, CA 92660.

During the past five years, neither AQR Management nor Dr. Amelio has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither AQR Management nor Dr. Amelio has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AQR Management is a limited liability company formed under the laws of the state of Delaware.

Dr. Amelio is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On August 26, 2005, in connection with the Issuer’s formation, AQR Management purchased 6,250,000 shares of Common Stock with funds contributed by its members, including Dr. Amelio, Ellen M. Hancock, the Issuer’s President and Chief Operating Officer, Steve Wozniak, the Issuer’s Senior Vice President and Chief Technical Officer, and others. On January 19, 2006, the Issuer effected a 4,333,334 for 6,250,000 reverse stock split of its Common Stock. On February 21, 2006, the Issuer effected a 5,373,738 for 4,333,334 forward stock split of its Common Stock. Also on February 21, 2006, AQR Management distributed 195,000 shares of Common Stock to each of Dr. Harold Clark and Messrs. John Kensey and Mo Meidar in redemption of their ownership interests in AQR Management.

On March 13, 2006, the Issuer completed a private placement (the “private placement”) pursuant to which AQR Management purchased, with funds contributed by its members, 208,333 units. Each unit consisted of one share of Common Stock and two warrants, each to purchase one share of Issuer’s commons tock at $5.00 per share.

Prior to the Issuer’s special meeting of stockholders held to vote on, among other things, the Issuer’s proposed acquisition of Jazz Semiconductor, Inc. (“Jazz”), the Issuer’s Board of Directors and founding stockholders, including AQR Management, agreed that if the acquisition were approved at the special meeting and actually closed, the Issuer would redeem 35% of the outstanding shares of Common Stock held by founding stockholders. Such redemptions were effective on February 16, 2007 and the Issuer redeemed 1,669,759 shares of Common Stock held by AQR Management at approximately $0.0047 for a total of $7,847.87 for the redeemed shares.

On February 15, 2007, AQR Management purchased 1,094,490 shares of Common Stock through private purchases at a per share price of $5.83 for a total of $6,380,876.70. AQR Management purchased these shares with funds obtained through loans provided by Context Advantage Master Fund, LP and Context Opportunistic Master Fund, LP.

Item 4. Purpose of Transaction

AQR Management and Dr. Amelio acquired their shares of Common Stock for investment purposes. AQR Management and Dr. Amelio may, from time to time, depending upon market conditions and other factors deemed relevant by AQR Management and Dr. Amelio, acquire additional shares of Common Stock. AQR Management and Dr. Amelio reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

At the date of this statement, AQR Management and Dr. Amelio have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

AQR Management and Dr. Amelio beneficially own 4,838,468 shares of the Issuer’s Common Stock, which includes (i) 4,421,802 shares of Common Stock and (ii) 416,666 shares of Common Stock issuable upon the exercise of warrants expected to become exercisable within 60 days from the date of this filing. AQR Management and Dr. Amelio beneficially own 17.7% of the Issuer’s Common Stock issued and outstanding as of such date. Dr. Amelio has the sole power to vote or direct the vote or, and to dispose or direct the disposition of all of such shares.

During the past 60 days, AQR Management and Dr. Amelio effected purchases as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Prior to the Issuer’s initial public offering, the Issuer issued 6,250,000 shares to AQR Management. Prior to the Issuer’s special meeting of stockholders held to vote on the acquisition of Jazz, AQR Management and the Issuer agreed that if the acquisition were approved at the special meeting and actually closed, the Issuer would redeem 1,669,759 shares, for a price of $0.0047 per share, promptly after the closing of the acquisition.  Such redemption was effective February 16, 2007.

AQR Management is a party to a registration rights agreement with the Issuer pursuant to which the holders of a majority of the shares held by the stockholders party to the registration rights agreement can cause the Issuer to register all or a portion of the Issuer’s shares held by them beginning three months before the date on which any lock-up period applicable to such shares expires. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

All of the shares of Common Stock outstanding immediately prior to the Issuer’s initial public offering including the shares of Common Stock and units purchased by AQR Management, are subject to lock-up agreements with the Issuer and ThinkEquity Partners LLC, the representative of the underwriters in the Issuer’s initial public offering, restricting the sale of such securities. Such shares held by AQR Management, other than the shares purchased in the private placement, will be released from such restrictions on March 15, 2009. Of the units purchased in the private placement, 50% will be released on the first anniversary of the consummation of the acquisition of Jazz. The other 50% of units purchased by Management were released from the lock-up restrictions on February 16, 2007, upon the consummation of the acquisition of Jazz.

AQR Management has pledged all of its shares of Common Stock as collateral for the Note Purchase Agreement Loans.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.6 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference).

Exhibit 99.2 Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.3 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference).

Exhibit 99.3 Private Placement Unit Purchase Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference).

Exhibit 99.4 Redemption Agreement among the Issuer and certain of the Issuer’s stockholders dated February 16, 2007.

Exhibit 99.5 Note Purchase Agreement between Acquicor Management LLC and Context Advantage Master Fund, LP dated February 14, 2007.

Exhibit 99.6 Note Purchase Agreement between Acquicor Management LLC and Context Opportunistic Master Fund, LP dated February 14, 2007.

Exhibit 99.7 Promissory Note issued by Acquicor Management LLC to Context Advantage Master Fund, LP dated February 21, 2007.

Exhibit 99.8 Promissory Note issued by Acquicor Management LLC to Context Opportunistic Master Fund, LP dated February 21, 2007.

Exhibit 99.9 Consent between Issuer and ThinkEquity Partners LLC dated February 14, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2007
Date

/s/ Gilbert F. Amelio
Signature

Gilbert F. Amelio
Name/Title

Acquicor Management LLC

By: /s/ Gilbert F. Amelio
Name: Gilbert F. Amelio
Title: Sole Manager

EXHIBIT INDEX
Exhibit No.	Description
99.1
Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.6 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference).

99.2
Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.3 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference).

99.3
Private Placement Unit Purchase Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference).

99.4	Redemption Agreement among the Issuer and certain of the Issuer’s stockholders dated February 16, 2007.
99.5	Note Purchase Agreement between Acquicor Management LLC and Context Advantage Master Fund, LP dated February 14, 2007.
99.6	Note Purchase Agreement between Acquicor Management LLC and Context Opportunistic Master Fund, LP dated February 14, 2007.
99.7	Promissory Note issued by Acquicor Management LLC to Context Advantage Master Fund, LP dated February 21, 2007.
99.8	Promissory Note issued by Acquicor Management LLC to Context Opportunistic Master Fund, LP dated February 21, 2007.
99.9	Exhibit 99.9 Consent between Issuer and ThinkEquity Partners LLC dated February 14, 2007.